SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                               WNCO, Inc.
                               ----------
                            (Name of Issuer)


                       COMMON STOCK, NO PAR VALUE
                       --------------------------
                     (Title of Class of Securities)


                              92930 G 10 6
                              ------------
                             (CUSIP Number)


                              JOHN B. WILLS
                   BERENBAUM WEINSHIENK & EASON, P.C.
                       370 17TH STREET, SUITE 2600
                         DENVER, COLORADO 80202
                             (303) 825-0800
                             --------------
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                             AUGUST 23, 2001
                             ---------------
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following Box. |___|



                     (Continued on following pages)
                          (Page 1 of 17 Pages)

CUSIP No. 92930 G 10 6        SCHEDULE 13D                   Page 2 of 17

1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     Betty Lee Winkler
--------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
     N/A
--------------------------------------------------------------------------
3.   Sec Use Only

--------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

     N/A
--------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
     N/A
--------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     United States
--------------------------------------------------------------------------
                                        7.   Sole Voting Power

                                                176,233
                                        ---------------------------------
Number Of                               8.   Shared Voting Power
Shares
Beneficially                                          0
Owned By                                ---------------------------------
Each                                    9.   Sole Dispositive Power
Reporting
Person                                          176,233
With                                    ---------------------------------
                                        10.  Shared Dispositive Power

                                                      0
--------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

     176,233
--------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]
     N/A
--------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

     17.1%
--------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).

     IN
--------------------------------------------------------------------------

CUSIP No. 92930 G 10 6        SCHEDULE 13D                   Page 3 of 17


ITEM 1.        SECURITY AND ISSUER.

     Common Stock, no par value per share of WNCO (formerly Winco Spin-off Corporation), a Colorado corporation (the "Company"). The address of the Company's principal executive office is 3118 Cummings, Garden City, Kansas 67846.

ITEM 2.        IDENTITY AND BACKGROUND.

     (a) The person filing this Statement is Betty Lee Winkler (the "Reporting Person")

     (b)  Mrs. Winkler's residence address is 775 Ivanhoe St., Denver, CO
          80220

     (c)  Present occupation - retired

     (d)  Criminal proceedings - none

     (e)  Civil proceedings - none

     (f)  Citizenship - Mrs. Winkler is a United States citizen.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As disclosed in Item 4 of this Report, the transaction giving rise to the filing of this Report did not involve the purchase of Common Stock by the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.

     On August 2, 2001, in connection with the closing and effectiveness of the merger between Winco Petroleum Corporation ("Winco") and Business Products, Inc., doing business as Rush Creek Solutions ("RCS"), Winco transferred to WNCO, Inc., its wholly-owned subsidiary, ("WNCO"), all of the assets, liabilities and other obligations of Winco pursuant to the terms of the Agreement and Plan of Reorganization (the "Agreement") between Winco and WNCO. In consideration for the acquisition of Winco's assets, liabilities and other obligations by WNCO, WNCO issued to Winco approximately 1,029,049 shares of common stock of WNCO. Pursuant to the Agreement, Winco distributed all of the shares of common stock of WNCO to the Winco shareholders effective August 23, 2001. As a result of the distribution of all of WNCO's common stock by Winco, WNCO is no longer a subsidiary of Winco and is an independent entity, conducting the oil and gas operations previously conducted by Winco. The former officers and directors of Winco are the officers and directors of WNCO and are responsible for running the oil and gas operations of WNCO. The transactions described above were approved by the Winco shareholders at a Special Meeting of Shareholders held on June 25, 2001.

     In connection with and as a condition to the above described transaction, the following agreement relating to or bearing upon the securities covered by this Report was executed:

     (a) Agreement and Plan of Reorganization among Winco Petroleum Corporation and Winco Spin-off Corporation ("WNCO").

CUSIP No. 92930 G 10 6        SCHEDULE 13D                   Page 4 of 17


     Mrs. Winkler does not have any plans or proposals (in her capacity as stockholder of the Company) which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mrs. Winkler may be deemed to own beneficially 176,233 shares of Common Stock as of August 23, 2001.

          The shares beneficially owned by Mrs. Winkler represent 17.1% of the class; based on the 1,029,049 shares of Common Stock outstanding as of August 23, 2001.

     (b) The number of shares of Common Stock as to which Mrs. Winkler may be deemed to (i) have sole power to vote or to direct the vote,
          (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition is set forth in the cover pages and such information is incorporate herein by reference.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As of the date hereof, to the best knowledge of Mrs. Winkler, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons identified in this statement or between Mrs. Winkler and any other person with respect to any securities of the Company.

CUSIP No. 92930 G 10 6        SCHEDULE 13D                   Page 5 of 17


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1: Agreement and Plan of Reorganization dated July 31, 2001 by and between Winco Petroleum Corporation and Winco Spin-Off Corporation.



                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Dated:  August 23, 2001



                                   /s/ BETTY LEE WINKLER
                                   ----------------------------------
                                   Betty Lee Winkler

CUSIP No. 92930 G 10 6          EXHIBIT 1                    Page 6 of 17


                                Exhibit 1

                  AGREEMENT AND PLAN OF REORGANIZATION

     This Agreement and Plan of Reorganization is dated July 31, 2001, between Winco Petroleum Corporation, a Colorado corporation ("Parent"), and WNCO, Inc. F/k/a Winco Spin-Off Corporation, a Colorado corporation ("Subsidiary").

     WHEREAS, Parent is an independent energy company engaged primarily in the acquisition, exploration, exploitation and production of crude oil and natural gas, a current listing of its oil and gas production properties, the contracts and a description of the assets related to such business is attached hereto as EXHIBIT A; and

     WHEREAS, Parent desires to separate its producing oil and gas operations from the remaining assets of the Parent by transferring that portion of its business and assets to the Subsidiary in accordance with the terms of this Agreement (the "Spin Off");

     WHEREAS, Parent holds 100 shares of Common Stock in Subsidiary, and is the sole shareholder of Subsidiary;

     WHEREAS, following the transfer of assets to Subsidiary, it is anticipated that Parent will distribute its stock in Subsidiary to Parent's shareholders, and immediately following such distribution, Parent will, pursuant to a Merger Agreement dated for reference purposes August 18, 2000 (the "Merger Agreement"), acquire control of Business Products, Inc. ("BPI");

     WHEREAS, the Parent, in order to induce the shareholders of BPI to enter into the Merger Agreement has agreed to cause Subsidiary to assume all liabilities and obligations of Parent and any and all tax liabilities arising from the transfer of assets to Subsidiary and the subsequent distribution of the stock in Subsidiary pursuant to this Agreement and Plan of Reorganization. Subsidiary, in consideration of the transfer of the assets described herein has agreed to assume such liabilities and indemnify Parent therefrom;

     WHEREAS, American Warrior, a Wisconsin corporation, ("American Warrior") is an affiliate of Subsidiary, and Subsidiary has agreed to cause American Warrior to indemnify Parent from losses of damages suffered by Parent as further described herein;

     NOW THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

     1. TRANSFER OF ASSETS. On the date of this Agreement and Plan of Reorganization, the Parent will convey, assign and transfer to the Subsidiary any and all assets of Parent including all operating and other assets from Parent's oil and gas operations, accounts receivables, trade names, rights, claims and interests (the "Assets"). Without limitation, said assets shall include those assets described in EXHIBIT A. Notwithstanding the foregoing, Parent shall not transfer to Subsidiary those assets described on EXHIBIT B (the "Excluded Assets").

     2. CONSIDERATION. In consideration of the transfer of the Assets in the Subsidiary hereby agrees (a) to assume, pay and perform any and all debts, liabilities, leases, licenses, contracts and

CUSIP No. 92930 G 10 6          EXHIBIT 1                    Page 7 of 17

obligations of Parent which have been incurred on or before the closing of the Merger Agreement (the "Merger Closing"), including, without limitation those described on EXHIBIT C attached hereto (the "Assumed Liabilities and Obligations"); (b)(i) to assume and agree to pay any and all tax liabilities as described in Section 8, and (ii) to issue 1,029,049 shares of common stock of Subsidiary to Parent.

     3. DISTRIBUTION OF SUBSIDIARY STOCK. Upon completion of the transfer of Assets and assumption of the Assumed Liabilities and Obligations as described in Paragraphs 1 and 2 above, Parent will distribute all of its stock in the Subsidiary to the then holders of Parent's Common Stock with the shareholders of the Parent to receive one share of Common Stock of the Subsidiary for each share of Common Stock of the Parent it holds.

     4. INDEMNIFICATION. At the Spin-Off Closing, Subsidiary shall execute and deliver, and shall cause American Warrior to execute and deliver, that Indemnification Agreement attached hereto as EXHIBIT D (the "Indemnification Agreement").

     5. CLOSING. The Spin-Off Closing will be at 10:00 A.M. on July 31, 2001 at the offices of Berenbaum Weinshienk, & Eason, P.C. or such other time and place mutually agreed to by the parties hereto (the "Spin Off Closing"). At the Closing, the following deliveries shall take place:

          (a) the Parent will deliver to the Subsidiary a Bill of Sale and Assignment and, if necessary, a quit claim deed or deeds assigning the Assets to the Subsidiary;

          (b) the Parent will execute and deliver to the Subsidiary specific assignments of certain Assets for which a separate assignment is required or desirable;

          (c) the Parent will deliver to the Subsidiary the amount of the cash being transferred to the Subsidiary as a part of the Assets;

          (d) the Parent will deliver to the Subsidiary physical possession of the tangible Assets;

          (e) the Subsidiary will deliver to the Parent a stock certificate for 1,029,049 shares of common stock of the Subsidiary;

          (f) the Subsidiary will execute and deliver to the Parent an Assumption Agreement whereby the Subsidiary assumes and agrees to pay and perform all Assumed Liabilities and Obligations;

          (g) the Subsidiary and American Warrior shall deliver to Parent the Indemnification Agreement.

          (h) the Parent or an agent of the Parent will distribute the stock in the Subsidiary to the Parent's shareholders, in a share for share basis.

CUSIP No. 92930 G 10 6          EXHIBIT 1                    Page 8 of 17

     6. REPRESENTATIONS AND WARRANTIES OF PARENT. The Parent hereby represents and warrants to the Subsidiary as set forth below:

          (a) CORPORATE STATUS. The Parent is duly incorporated under the laws of the State of Colorado and is in good standing under the laws of such State. Parent has taken all requisite corporation action to authorize the transactions provided for herein.

          (b) ENFORCEABILITY. This Agreement and all other agreements entered into pursuant hereto shall be fully enforceable against Parent subject to the availability of equitable remedies.

          (c) ENCUMBRANCES. Upon the consummation of such transactions, title to the Assets shall be transferred to the Subsidiary, subject to any and all liens, claims and defects of title.

          (d) ACCOUNTS RECEIVABLE. All accounts receivable of Parent are being assigned to Subsidiary without recourse. Parent makes no representation as to the collectability of any account receivable.

          (e) INVENTORY. All inventory of Parent shown on EXHIBIT A shall be assigned to Subsidiary, "As Is". Parent makes no representation as to the condition or value of such inventory.

          (f) EQUIPMENT. All equipment of Parent shown on EXHIBIT A shall be conveyed to Subsidiary, :As Is". Parent makes no representation as to the condition or value of such equipment.

          (g) REAL PROPERTY. To the extent that the Assets include real property and improvements thereon or leasehold interests, Parent shall convey such real property and improvements by quit claim deed or assignment without warranties. Parent shall convey such property "As Is" and makes no representation or warranty as to the condition or value of such real property, improvements, or interests.

          (h) TITLE TO ASSETS. Parent shall assign and convey title to the Assets "As Is, and Parent makes no representation or warranty as to the status of Parent's title to the Assets or the amount of or existence of any liens encumbering such Assets.

     7. REPRESENTATIONS AND WARRANTIES OF SUBSIDIARY. The Subsidiary represents and warrants to the Parent as follows:

          (a) ENTITY STATUS. The Subsidiary is a corporation duly formed and existing in good standing under the laws of the State of Colorado.

CUSIP No. 92930 G 10 6          EXHIBIT 1                    Page 9 of 17

          (b) ENFORCEABILITY. All transactions provided for herein and all obligations of the Subsidiary have been duly authorized by all requisite legal action, and all agreements entered into, including the execution and consummation of this Agreement, will be valid and enforceable against the Subsidiary in accordance with their terms subject to the availability of equitable remedies.

          (c) ASSUMED LIABILITIES AND OBLIGATIONS. The Subsidiary will assume, pay and perform all the Assumed Liabilities and Obligations as and when due, including completing all contracts and work in progress which exist at the Spin-Off Closing.

          (d) CAPITALIZATION OF SUBSIDIARY. The Subsidiary will be capitalized with the authorized capitalization of 10,000,000 shares of Common Stock.

          (e) SUBSIDIARY'S BALANCE SHEET. The Subsidiary's assets and liabilities immediately after Closing shall be as set forth in EXHIBIT E.

          (f) AMERICAN WARRIOR'S BALANCE SHEET. At the Merger Closing, America Warrior shall deliver to the Parent Corporation the most recent Balance Sheet.

     8. TAXES. The Subsidiary shall be responsible for any taxes attributable to the transactions described herein (including, without limitation, taxes attributable to the contribution of assets to Subsidiary by Parent, the assumption of liabilities of Parent by Subsidiary and the distribution of Subsidiary' Common Stock to Parent) To the extent permitted under Section 381(a) of the Internal Revenue Code of 1986, as amended, Subsidiary shall succeed to and take into account certain tax attributes of Parent including, without limitation, Parent s net operating loss carryovers from prior taxable years.

     9.   POST-CLOSING COVENANTS. Following Closing:

          (a) Parent and Subsidiary shall cooperate with respect to the corporate records relating to the oil and gas production business, including billing records, tax records, accounting records and other materials which may be necessary for future tax audits, other audits or other legal compliance matters. Each party will preserve and maintain such records as may be customary in the industry or consistent with government record retention policies. Each party will allow the other access to such records and will cooperate in providing information and otherwise assist in responding to any legitimate business needs of the other; and

          (b)  Subsidiary shall:

               (i) Cause final state and federal income tax returns to be prepared and filed for the Parent reflecting the income and loss of Parent for

CUSIP No. 92930 G 10 6          EXHIBIT 1                   Page 10 of 17


                    Parent's short taxable year commencing January 1, 2001 and ending on the date of the Merger Closing;

               (ii) Cause a person who was an officer of Parent prior to
                    the Merger to sign such final income tax returns and other returns on behalf of Parent.

              (iii) Determine the amount of any distributions for federal income tax purposes made to the shareholders of Parent during such short taxable year (including any distribution deemed to be made by Parent to its shareholders of the value of its corporate charter).

               (iv) Prepare and distribute to the shareholders of Parent
                    forms 1099 and other required information returns reflecting the distributions and deemed distributions made to such shareholders for such short taxable year.

               (v) Prepare and cause form 966 to be filed with the Internal Revenue Service in connection with any deemed dissolution of Parent resulting from the Spin Off.

     10.   MISCELLANEOUS.

          (a) COMPLETE AGREEMENT. This Agreement sets forth the entire Agreement of the parties hereto with respect to the subject matter hereof and all prior agreements and understandings are specifically superseded.

          (b) SURVIVAL OF AGREEMENT. This Agreement and all terms, warranties and provisions hereof will survive the Closing.

          (c) SUCCESSORS AND ASSIGNS. This Agreement will be binding upon the parties hereto and their respective successors and assigns.

          (d) ARBITRATION. Any dispute arising in connection with this Agreement shall be resolved by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association as then in effect. Such arbitration shall be held in the City and County of Denver. The arbitrators shall be instructed to award, in addition to damages or other remedies, attorneys fees and costs of arbitration in favor of the prevailing party.

          (e) SPECIFIC ENFORCEMENT: LEGAL FEES. The parties acknowledge that a breach of the provisions of this Agreement is likely to result in irreparable and unreasonable harm to the other party, and that injunctive relief, as well as damages, would be appropriate. In the event action is brought to enforce or construe any provisions of this Agreement, the prevailing party shall be entitled to collect reasonable attorneys fees and costs from the other party hereto.

CUSIP No. 92930 G 10 6          EXHIBIT 1                   Page 11 of 17


          (f) APPLICABLE LAW. This Agreement shall be construed in accordance with the internal law of the State of Colorado without giving effect to principles of conflicts of law. Any judicial action relating to this Agreement shall be brought only in the state or federal courts located in the State of Colorado and the parties hereby, consent to the exclusive jurisdiction and venue of such courts.

        [The remainder of this page is left intentionally blank]

CUSIP No. 92930 G 10 6          EXHIBIT 1                   Page 12 of 17


     IN WITNESS WHEREOF, this Agreement and Plan of Recognition has been executed as of the date set forth above.


                                   WINCO PETROLEUM CORPORATION,
                                   a Colorado corporation


                                   By: /s/ CECIL O'BRATE
                                      --------------------------------
                                        Cecil O'Brate, President


                                   WNCO, INC. f/k/a Winco Spin-Off
                                   Corporation, a Colorado corporation


                                   By: /s/ CECIL O'BRATE
                                      --------------------------------
                                        Cecil O'Brate, President

CUSIP No. 92930 G 10 6          EXHIBIT 1                   Page 13 of 17


                                EXHIBIT A
                                ---------

                                 ASSETS
                                 ------

Cash:          $276,977.43

Accounts
Receivable:    The accounts receivable associated with the oil and gas
               production business conducted by Winco Petroleum Corporation in the amount of approximately $27,000(1). All receivables of Winco are assigned to WNCO.

Prepaid
Insurance:     $0

Capitalized
Legal Costs:   $0

Inventory:     $0

Equipment:     All of the equipment used in the oil and gas production
               business conducted by Winco Petroleum Corporations having a book value of $41,958.

Name: All ownership and the rights to the names "Winco Petroleum Corporation" or any combination thereof, including all good will associated therewith. Winco Petroleum Corporation shall take appropriate corporate action to change its corporate name prior to the expiration of 15 days from the Closing Date to a name, which does not contain "Winco Petroleum Corporation" or any variant thereof.

Other:         Books, records, documents of Winco

               General Ledger of Winco

               Financial records of Winco

               Any and all federal or state tax returns or records filed by Winco

               Corporate minute books

               Supplies, furniture

               Corporate telephone numbers

               Tax benefits and credits resulting from net operating Losses, depletion, etc
___________________
(1) The amount of receivable is approximately $27,000. The actual amount to be received from oil production sold, but not yet paid by the oil purchaser, is not readily determinable and/or recorded until month end.

CUSIP No. 92930 G 10 6          EXHIBIT 1                   Page 14 of 17

                                EXHIBIT B
                                ---------

                             EXCLUDED ASSETS
                             ---------------


Corporate charter

Securities and Exchange Commission reporting status

CUSIP No. 92930 G 10 6          EXHIBIT 1                   Page 15 of 17


                                EXHIBIT C
                                ---------

                   ASSUMED LIABILITIES AND OBLIGATIONS
                   -----------------------------------


Accounts
Payable:       All accounts payable in the approximate amount of
-------        $7,500.00(2) are assumed.

Accrued
Expenses,
Salaries
and Taxes:     $0
---------

Contracts:     All amounts payable under the oil and gas leases are
---------      assumed.




















___________________
(2) The amount of payable is approximately $7,500.00. The actual amount which will be due for expenses being incurred as a result of the oil and gas leases, is not readily determinable and/or recorded until month end.

CUSIP No. 92930 G 10 6          EXHIBIT 1                   Page 16 of 17

                                EXHIBIT D
                        INDEMNIFICATION AGREEMENT

CUSIP No. 92930 G 10 6          EXHIBIT 1                   Page 17 of 17


                                EXHIBIT E
                   SUBSIDIARY'S ASSETS AND LIABILITIES


None